UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )

Rocket Pharmaceuticals, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

77313F106
(CUSIP Number of Class of Securities)

Gaurav Shah, MD
Chief Executive Officer
9 Cedarbrook Drive
Cranbury, NJ 08512
(646) 440-9100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Whitney J. Smith
Sean M. Jones
K&L Gates LLP
599 Lexington Ave.
New York, NY 10022
(212) 536-3900

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
N/A	N/A

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached as Exhibit 99.1 hereto is a communication (the “Employee Communication”) sent by the Company’s Chief Corporate Officer and General Counsel, on April 1, 2026 to Company employees regarding a proposed stock option exchange program (“Exchange Program”) that would allow current employees of the Company who are not executive officers at the EVP-level or above to exchange certain stock options having a per-share exercise price that is equal to or higher than the trading price of the Company’s common stock, as of the date immediately prior to the date the Exchange Program is commenced, for new stock options on an approximately value-neutral basis.

The Employee Communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.

The Exchange Program has not yet commenced. The Company may decide not to implement the Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) if and when the Exchange Program commences. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange Program.

The Company’s shareholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: Corporate Secretary, at 9 Cedarbrook Drive, Cranbury, NJ 08512.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Email from the Company’s Chief Corporate Officer and General Counsel to employees, sent April 1, 2026